EXHIBIT 99.1

The world's largest speciality retail jeweller

Signet Group plc Annual Review and Summary Financial Statement Year ended 29 January 2005

The world’s largest speciality retail jeweller

United States	Strategy

Total sales £1,100m	To gain further profitable market share through like for like sales growth and by focusing on proven competitive strengths. To increase space by 7% - 9% per annum.
68% of annual Group sales
1,156 stores
3.6% share of $57 billion market

No. 1 speciality jeweller	No. 1 off-mall destination jeweller

Cautionary statement regarding forward-looking statements

The Company desires to take advantage of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review and Summary Financial Statement. See page 37.

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The Group’s medium term objectives are to set leading performance standards in its sector of the jewellery market on both sides of the Atlantic, to increase new store space in the US and store productivity in the UK, and to be broadly cash flow neutral after funding the needs of the business and dividend payments.

United Kingdom	Strategy

Total sales £514m	To increase store productivity and operating margin by lifting the average transaction value, predominantly through greater diamond sales.
32% of annual Group sales
602 stores
17% share of £3.6 billion market

No. 1 speciality jeweller	No. 1 upper middle market jeweller

	Contents

2	2004/05 Group highlights	17	Statement of the Independent Auditors	26	Summary directors' report
3	Chairman's statement	18	Consolidated profit and loss account	27	Summary directors' remuneration report
4	Group Chief Executive's review	18	Summary consolidated balance sheet	33	Impact of constant exchange rates
6	US operating review	19	Summary consolidated cash flow statement	34	Five year financial summary
12	UK operating review	19	Segment information	35	Shareholder information
16	Financial review	20	Reconciliation of UK GAAP to US GAAP	37	Forward-looking statements
17	Summary Financial Statement	24	International Financial Reporting Standards

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	1

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2004/05 Group highlights

		Reported	At constant
		basis	exchange rates(1)(2)
Like for like sales:		up 5.0%
Sales:	£1,614.4m	up 0.6%(2)	up 7.8%
Operating profit:	£218.9m	up 4.1%(2)	up 11.3%
Profit before tax:	£210.3m	up 5.3%(2)	up 12.1%
Earnings per share:	8.2p	up 9.3%(2)	up 15.5%
Dividend per share:	3.0p	up 20.0%

Return on capital employed	26.5%	up from 25.9%(2)
Gearing	11.3%	down from 11.8%(2)

Profit before tax(2) (£m)	Earnings per share(2) (p)	Dividend per share (p)	Return on capital employed (“ROCE”)(2)(%)

5 year c.a.g.r. of 11.8%	5 year c.a.g.r. of 10.4%	5 year c.a.g.r. of 15.7%

	(1)	See page 33 for reconciliation to Generally Accepted Accounting Principles figures.
	(2)	2000/01 to 2003/04 restated for the implementation of the amendment to FRS 5, 'Application Note G
— Revenue Recognition' .
	(3)	53 week year.

2	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Chairman’s statement

Earnings per share
up by 9.3%

James McAdam, Chairman

Group results
In the year to 29 January 2005 the Group further extended its growth record. On a reported basis profit before tax rose by 5.3% to £210.3 million (2003/04: £199.8 million restated, see page 16) reflecting an underlying increase of 12.1% at constant exchange rates. Like for like sales advanced by 5.0%. Total sales rose by 7.8% at constant exchange rates: reported sales were broadly unchanged at £1,614.4 million (2003/04: £1,604.9 million restated). The tax rate fell to 32.9% from 35.1%. Earnings per share were 8.2p (2003/04: 7.5p restated), up by 9.3% on a reported basis and 15.5% at constant exchange rates.

These results reflect the continuing successful implementation of the Group's strategies on both sides of the Atlantic. However the full extent of the Group's progress has not been reflected in the reported results due to further weakening of the average US dollar exchange rate from $1.68/£1 to $1.86/£1. This had a significant adverse impact on the translation of the US division's sales and operating profit into sterling, thereby affecting Group profit before tax by some £12 million. The results also included a restructuring charge in the UK of £1.7 million.

The US division had a very strong start to 2004/05 with an excellent performance during the Valentine's Day period. Although the retail environment became less predictable as the year progressed, the business had a strong fourth quarter with like for like sales up by 4.7%. For the year as a whole the division again out-performed its main competition and gained further market share. 2004 saw the Group's nationwide Kay chain become the largest speciality retail jewellery brand by sales in the US.

The UK division also had a particularly strong first quarter but faced a softening trend in the trading environment during the rest of the year. Annual like for like sales increased by 3.0%; a good performance in an increasingly difficult marketplace. The Christmas period proved to be particularly challenging and both H.Samuel and Ernest Jones did well to out-perform the general retail market.

The Group continued to utilise its cash flow and strong balance sheet to invest in the growth of the business. £159.1 million was invested in fixed and working capital during the year. There was an acceleration in new store space growth in the US and a major store refurbishment programme in the UK. Gearing (net debt to shareholders' funds) at 29 January 2005 was 11.3% (31 January 2004: 11.8% restated).

Accounting standards developments
A period of significant and rapid change in accounting is currently taking place with UK Generally Accepted Accounting

Principles ("GAAP") being replaced by International Financial Reporting Standards ("IFRS"), and both converging with US GAAP. The process this year has resulted in a restatement relating to the revenue recognition of extended service agreements in the US (page 16) and the replacement in 2005/06 of UK GAAP by IFRS (pages 24 and 25).

Dividend
The Board is pleased to recommend a 21.5% increase in the final dividend to 2.625p per share (2003/04: 2.160p), the total for the year being 3.000p per share (2003/04: 2.501p). See page 36 regarding dividends to US holders of ordinary shares and ADSs. The dividend cover is 2.7 times (2003/04: 3.0 times). The Board will continue to review regularly its distribution policy taking into account earnings, cash flow, gearing and the needs of the business.

People
I would like to thank our staff and management for their invaluable contribution to the continued success of the Group.

Robert Walker joined the Board as a non-executive director in November 2004. I am confident that his broad experience of international business will enable him to make a significant contribution to the Group.

Rob Anderson, Chief Executive of Signet's UK division, joined the Board as an executive director in April 2005 and I am sure he will make a valuable contribution at Group level.

I have also recently announced my intention to retire from the Board no later than at the Company's annual general meeting in June 2006.

Current trading
In the year to date Group like for like sales growth has been in low single digits after taking account of the change in the timing of Easter. This reflects a US like for like increase a little ahead of the fourth quarter last year partly offset by negative mid single digit like for like sales in the UK following a marked deterioration in the general trading environment. Both businesses were up against particularly strong prior year comparatives.

James McAdam, Chairman, 6 April 2005

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	3

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Group Chief Executive’s review	Terry Burman, Group Chief Executive
We aim to set leading performance standards

Group like for like
sales growth (%)

5 year c.a.g.r. of 5.0%

Group operating profit(1)
(£m)

5 year c.a.g.r. of 10.9%

(1)	2000/01 to 2003/04 restated for the implementation of the amendment to FRS 5, ‘ Application Note G – Revenue Recognition’.
(2)	53 week year.

Group
Group operating profit rose to £218.9 million from £210.2 million (restated), an increase of 11.3% at constant exchange rates or 4.1% on a reported basis. The operating margin increased to 13.6% (2003/04: 13.1% restated), and ROCE was 26.5% (2003/04: 25.9% restated).

The Group's medium term objectives are to set leading performance standards in its sector of the jewellery market on both sides of the Atlantic, to increase new store space in the US and store productivity in the UK, and to be broadly cash flow neutral after funding the needs of the business and dividend payments.

US division
In 2004/05 the business continued to build on its competitive strengths. It again out-performed its main competition and gained further market share. Operating profit rose by 17.1% at constant exchange rates and by 5.7% on a reported basis to £147.3 million (2003/04: £139.3 million restated). The five year annual compound growth was 12.2% at constant exchange rates.

Like for like sales rose by 5.9% and total dollar sales by 10.3%. The mall stores reported solid growth and Jared, the off-mall destination concept, performed particularly strongly. Over the last five years the US division's like for like sales have grown at an annual compound rate of 4.5% and total dollar sales by 11.0%. During the same period, the US division's share of the speciality jewellery market has increased from 5.1% to 7.2%.

New store space rose by 8% during 2004/05 further leveraging both central overhead costs and marketing expenditure. In the last five years new store selling space has increased by some 60%, with the number of Kay stores up by over a third to 742. Over the same period the number of Jared stores has more than tripled to 93.

Growth in new store space and further development of the division's competitive strengths in the critical areas of merchandising, store operations and marketing have contributed significantly to the out-performance of the business and remain key elements of future strategy. Given the continuing consolidation in the speciality jewellery sector, there should be opportunities to gain further market share both organically and, if appropriate, by acquisition. The US division is now targeting organic space growth of 7% - 9% in future years (previously 6% - 8%).

UK division
Against the background of an increasingly difficult trading environment UK operating profit advanced by 2.1% to £78.2 million (2003/04: £76.6 million), the compound five year annual growth rate being 15.8%. There was a restructuring charge of £1.7 million reflecting the relocation and consolidation of central administration functions to enhance efficiency that should generate future cost savings of about £0.6 million per annum. Like for like sales rose by 3.0%, the compound annual growth rate during the last five years being 6.3%. The business continues to be strongly cash generative and enjoyed a ROCE of over 40% in 2004/05.

The drive to increase diamond sales as a proportion of total sales showed further success and remains central to the future strategy of both H.Samuel and Ernest Jones. Diamonds now account for 28% of the division's product mix compared with 22% five years ago. The objective is to leverage both chains' strong market positions by increasing average transaction values, which have risen by 42% in H.Samuel and by 29% in Ernest Jones in the last five years.

Central to selling diamonds is the interaction between the customer and the salesperson. The roll-out of the new store format, which facilitates such interaction, was implemented as part of the store refurbishment cycle in 2004/05. The focus on customer service was also evident in the priority given to staff training. The significant changes taking place in the UK business are being supported by increased marketing expenditure. In implementing these initiatives the UK business is able to draw on the US division's best practices.

Terry Burman
Group Chief Executive
6 April 2005

4	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Competitive strengths

Uncompromising customer service	Merchandising for superior value	Well-established brands	High quality real estate

Industry-leading training programmes	Largest direct diamond sourcing capability in both the US and UK	Leading speciality retail jewellery brands in both the US and UK	More prime store locations than any other jeweller

Record levels of staff development and training	Sophisticated systems that track and respond to customer preferences	Most extensive advertising spend among speciality retail jewellers in the US and UK	Tenant of choice within sector

Over three quarters of UK store managers qualified by National Association of Goldsmiths	Established the Leo Diamond as the most successful branded diamond	Marketing spend increased by 106% in US and 144% in UK over last five years	Fastest space growth in US speciality jewellery sector over the last five years

At least one trained diamontologist in every US store	Widest selection of watches in the UK	Kay brand awareness increased significantly	Implementing new UK store design to support strategy

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	5

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US operating review

The business again out-performed
and gained market share

US like for like
sales growth (%)

5 year c.a.g.r. of 4.5%

US operating profit
($m)(1)

5 year c.a.g.r. of 12.2%
(1)	2000/01 to 2003/04 restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’.
(2)	53 week year.

The US business accounted for 68% of Group sales. Details of the US division's performance are set out below:

	2004/05	2003/04(1)	Change(2)	Like for like change
	£m	£m	%	%

Sales	1,100.0	1,103.9	-0.4	+5.9
Operating profit	147.3	139.3	+5.7
Operating margin	13.4%	12.6%
ROCE	22.4%	21.3%

(1)	Restated for the implementation of the amendment to FRS 5, 'Application Note G – Revenue Recognition'.
(2)	At constant exchange rates US total sales increased by 10.3% and operating profit by 17.1%. See page 33 for reconciliation.

The operating margin improved on last year, reflecting leverage of like for like sales growth partly offset by the adverse impact of immature store space. Gross margin was maintained at last year's level, as a range of supply chain initiatives and pricing actions counter-balanced commodity cost increases. Commodity costs continue to rise and further initiatives are being implemented in the current year to help again offset the impact. The bad debt charge was towards the bottom of the range of the last five years at 2.9% of total sales (2003/04: 2.8%). The proportion of sales through the in-house credit card was 50.1% (2003/04: 49.3%).

In the jewellery sector superior customer service and product knowledge are important competitive advantages readily identified by the consumer, and the division now has at least one certified diamontologist in every store. Also during 2004/05 all sales staff were coached using the "Ultimate Diamond Presentation" training course. Procedures for recruitment were strengthened and staff retention was also improved. The multi-year initiative to enhance store systems saw the introduction of improved repair and special order services.

In mall stores the upper end of the diamond selection was enhanced and the Leo Diamond range was successfully expanded. The gold category was reinvigorated by the development of fashion gold merchandise in conjunction with the World Gold Council. In Jared sales of loose diamonds, the Leo Diamond range, luxury watches such as Rolex, Tag Heuer and Raymond Weil all performed well. Cartier watches will be tested in certain Jared stores in 2005/06. Average unit selling prices in both the mall stores and Jared increased by some 10% reflecting not only consumer movement to higher value merchandise such as the Leo Diamond range but also the changes in retail prices implemented during the year. The division's competitive advantage obtained by sourcing loose stones for some 55% of diamond merchandise proved to be particularly beneficial during a period of higher rough diamond costs.

Strong marketing programmes again contributed to the sales growth out-performance. Kay television advertising impressions were increased by 11% over the Christmas period and national radio advertising was successfully introduced. Some 90% of Jared stores benefited from television advertising compared with around 75% in the prior year. The annual gross marketing spend amounted to 6.6% of sales (2003/04: 6.5%) and dollar marketing expenditure has doubled over the last five years.

Kay, with a turnover of $1,155.5 million, became the number one speciality jewellery brand by sales during 2004/05 having consistently out-performed its major competitors. Over the last five years the number of Kay stores has increased by almost 200 to a total of 742 and average sales per store have grown to $1.584 million from $1.355 million. Brand name recognition has risen very significantly since the introduction of the "Every kiss begins with Kay" advertising campaign in 2000/01. It is planned to increase Kay's representation in malls by between 20 and 30 new stores in 2005/06. In addition to mall locations, stores under the Kay brand are currently being opened in lifestyle and

6	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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power strip centres. Ten such stores were opened in 2004/05 and a similar number are planned for 2005/06. In the current year it is anticipated that up to four stores will be trialled in metropolitan areas.

Currently 321 mall stores trade under strong regional brands names. Sales in the year were over $450 million, reflecting average sales per store of $1.533 million. The regional stores could provide the potential to develop a second mall brand of sufficient size to justify the cost of national television advertising. This would require about 550 stores which could be achieved in the medium term by a mixture of store openings and acquisitions. In 2005/06 it is planned that 20 - 30 new stores will be opened under the regional brand names.

Jared now has sales of just over $400 million and a portfolio of 93 stores, equivalent in space terms to about 400 mall stores. The Jared concept is the primary vehicle for US space growth and in 2004/05 a further 14 stores were opened. The chain is still relatively immature with some 70% of stores not yet having traded for five full years. Excluding the three prototype stores, the 25 Jared stores that have reached maturity achieved, in aggregate, the target level of sales and store contribution (set at the time of investment) in their fifth year of trading. During 2005/06 it is intended to increase the number of Jared openings to 15 - 20 per annum, from the 12 - 15 per annum opened in the last six years.

In 2004/05 total fixed and working capital investment in the US business was $228.3 million (2003/04: $138.3 million) and new store space increased by a net 8% as planned.

Recent investment in the store portfolio is set out below:

	Number of stores
	2004/05		2003/04		2002/03

Store refurbishments
and relocations	76		61		71
New mall stores	44		47		36
New off-mall Kay stores	10		10		—
New Jared stores	14		12		12

Fixed capital expenditure	$53	m	$42	m	$38	m
Total investment(1)	$140	m	$98	m	$92	m

(1)	Fixed and working capital investment in new space and refurbishments/relocations.

The change in store numbers by chain is shown in the following table:

	Total	Kay	Regional	Jared

31 January 2004	1,103	717	307	79
Store openings	68	34	20	14
Store closures	(15)	(9)	(6)	—

29 January 2005	1,156	742	321	93

In 2005/06 net new store space growth of 7% - 9% is planned reflecting the increased rate of Jared store openings, an acceleration in the expansion of stores under regional brand names, the continued growth of Kay stores and the closure of some 15 mall stores. Total US fixed capital expenditure is expected to be some $90 - $100 million in 2005/06 (2004/05: $77.6 million), including the refurbishment or relocation of approximately 90 stores. Total store investment, including working capital, is planned to be some $155 million in 2005/06.

Total US jewellery sales, including watches and fashion jewellery, were $57 billion in 2004 (2003: $54 billion) and are believed to account for about 50% of worldwide jewellery sales. Total US

Extensive Swiss watch selection in every Jared.	The Leo Diamond is available exclusively in Signet stores in the US and the UK.	Three-stone diamond Jewellery now established as a major category.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	7

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US operating review (continued)

Signet US market share (%)

% share of total jewellery market, including watches and fashion jewellery.
% share of speciality retail jewellery market.
Source: US Department of Commerce.

jewellery market sales have risen at a compound annual growth rate of 5.5% over the last 20 years. In 2004 the market again grew by about 6%. Signet has an approximate 3.6% share of the total US jewellery market. Speciality retail jewellery accounted for about 50% of the total jewellery market and the US division has an approximate 7.2% market share of the speciality sector.

Retail jewellery sales have risen at a compound annual growth rate of 4.9% from 1997 to 2004 out-performing other comparable sectors, and over the last four more challenging years performing in line with the general retail sector. Over the same period Signet's total US sales rose at a compound annual growth rate of 11.6%.

Management believes that major contributors to the relatively steady market growth include the bridal, fashion accessory and gift giving nature of the majority of US jewellery sales to the middle mass market.

Management attributes the success of the US division to a range of competitive advantages in store operations, real estate, merchandising and marketing. These are reflected in the above average sales per store and operating profit margin.

Signet's US stores offer a selection of jewellery lines at popular price points with an emphasis on diamond jewellery, which accounts for some 70% of merchandise sales. In 2004/05 the average retail price of all merchandise sold was approximately $320 (2003/04: $288).

Signet conducts its US retail operations through three marketing divisions: Kay, regional chains and Jared. Kay and the regional chains are predominantly located in regional and super-regional enclosed malls, with approximately 75% of the stores being in prime locations. The average mall store contains approximately 1,164 square feet of selling space and 1,456 square feet of total space.

The following data sets out Signet’s US merchandise sales mix as a percentage of sales:
Diamonds and diamond jewellery	70%
Gemstone jewellery	10%
Watches	7%
Gold jewellery	7%
Repairs	6%

8	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Kay

likely to have a large number of restaurants. A power strip centre is also open-air but the retail mix is predominantly category killer superstores with some smaller speciality units. In 2005 up to four Kay stores are planned to be opened in major metropolitan locations in cities such as Boston, Chicago, San Francisco and New York.

Management believes that the expansion of Kay in these new locations presents a potential opportunity to reach new customers currently not served, and gain further leverage from its marketing expenditure and the US division's central overhead.

The expansion of Kay as a nationwide chain is an important element of the US growth strategy. With 742 primarily mall stores in 50 states at 29 January 2005 (31 January 2004: 717 stores), Kay is targeted at the middle-income consumer. During 2004/05 Kay became the largest speciality retail jewellery brand in the US by sales. The average retail price of merchandise sold in Kay stores during 2004/05 was $282 (2003/04: $257). The average sales per Kay store were $1,584,000 (2003/04: $1,528,000). It is believed that in the longer term there is potential to expand the Kay chain to some 1,400 stores, including off-mall locations.

The development of Kay stores in suburban off-mall shopping centres such as 'lifestyle' and 'power strip' centres began in 2003/04 with the opening of ten stores, with a further ten stores opened in 2004/05. It is planned to open ten more in 2005/06. A lifestyle centre is an open-air shopping centre with a retail mix biased toward fashion and leisure stores and is

Regional chains
Signet also operates US mall stores under a variety of established regional trade names, including JB Robinson Jewelers, Marks & Morgan Jewelers and Belden Jewelers. At 29 January 2005, 321 regional stores operated in 31 states (31 January 2004: 307 stores). The average retail price of merchandise sold in the regional chains during 2004/05 was $304 (2003/04: $281). The average sales per store in the regional chains were $1,533,000 (2003/04: $1,532,000).

strong brand presence in a growing market

Jared
Jared is the leading off-mall destination speciality retail jewellery chain. Its main competitors are independent operators, with the next largest chain having about 25 stores. Jared is the sixth largest US speciality retail jewellery brand by sales.

US jewellery and watch market (nominal) ($b) 20 year c.a.g.r. of 5.5%	The typical Jared store has about 4,700 square feet of selling space, which is around four times that of a mall store. There were 93 Jared stores at 29 January 2005 (31 January 2004: 79 stores). The average retail price of merchandise sold in Jared stores during 2004/05 was $644 (2003/04: $586); more than double that of a mall store. The average sales per Jared store were $4,975,000 (2003/04: $4,573,000).

Management believes that the Jared concept has considerable growth potential and over 100 suitable markets have been identified, with many of these markets able to support multiple locations. Accordingly, in the longer term, the chain has the potential to expand nationwide to over 225 stores, generating annual sales of over $1 billion based on the current performance of existing Jared stores.
Source: US Department of Commerce.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	9

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US operating review (continued)

No. 1 speciality retail jeweller
Sales of approximately $1.16 billion from 742 stores
National television advertising driving brand recognition

Every Kay Jewelers has at least one qualified diamontologist independently certified by the Diamond Council of America. Therefore customers are served by well-trained, knowledgeable staff who are able to explain the features and benefits of each piece of jewellery. This helps build the consumer's confidence in the sales staff, a key factor in their jewellery purchases.

At Kay, training is a priority and is provided as part of a carefully planned and implemented programme, which reflects the Group's philosophy of continuous improvement and excellence in execution.

Merchandise selection is another important factor in buying decisions. Sophisticated systems respond to consumer buying patterns, enabling the selection to reflect the specific customer demand of each store. Combined with an overnight replenishment capability, this ensures the customer experiences a high availability of the merchandise from which they wish to choose.

Retail brand perception is also important to the customer and Kay's ability to utilise national television advertising gives it a significant competitive edge. Since Christmas 2000, the romance and appreciation based "Every kiss begins with Kay" campaign has significantly improved brand recognition.	Each Kay store has a gemmological microscope allowing diamond jewellery to be viewed under 10X magnification, helping to demonstrate to the customer the superior value offered as a result of the division’s industry leading direct diamond sourcing capability.

10	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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No. 1 off-mall destination retail jeweller
Sales of about $410 million from 93 stores
Superior product selection and customer service

Each Jared carries about four times the inventory of a mall store. Its diamond jewellery department includes a wide selection of loose stones and settings, which are presented to the customer by highly qualified staff. The on-site jewellery workshop enables customers to watch their jewellery being created.	campaign is reinforced at peak times by local television advertising in nearly all Jared markets. It is expected that within two years a national television advertising programme will be implemented, allowing greater leverage of its marketing expenditure and facilitating entry into major new markets.	A typical Jared store has about 4,700 square feet of selling space, over four times the size of a Signet US mall store, enabling significantly expanded product ranges and enhanced customer services, and making Jared a “category killer” in the speciality jewellery sector.

Each Jared also has a watch department with specially trained staff. The watch selection has been significantly increased over the last three years and includes prestige brands such as Rolex, Tag Heuer, Omega and Raymond Weil.	Jared targets an under-served sector at the upper end of the middle market, and the customer profile is a more mature, higher income individual than that of Signet 's US mall stores. Its primary competition is from independent retailers, although Jared is the only middle market destination speciality jewellery store building towards national coverage. In the medium term it is anticipated that 15 - 20 Jareds will be opened each year with potential for over 225 Jared stores in the longer term.

Brand recognition is critical for a destination store, particularly for a relatively new concept such as Jared. Therefore it has high visibility sites and a sector-leading marketing-to-sales ratio. A year round radio

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	11

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UK operating review

A good performance in an increasingly
difficult marketplace

UK like for like sales growth (%)

5 year c.a.g.r. of 6.3%

UK operating profit (£m)

5 year c.a.g.r. of 15.8%
(1) 53 week year.

Details of the UK division's performance are set out below:

					Like
					for like
	2004/05		2003/04	Change	change
	£m		£m	%	%

Sales:
H.Samuel	285.5		285.8	-0.1	+1.9
Ernest Jones	223.4		209.4	+6.7	+4.5
Other	5.5		5.8

Total	514.4		501.0	+2.7	+3.0

Operating profit	78.2	(1)	76.6	2.1
Operating margin	15.2%	(1)	15.3%
ROCE	44.7%		47.1%

(1) After charging a restructuring expense of £1.7 million.

The division's gross margin benefited from the effect of the lower dollar exchange rate on dollar denominated commodity costs. The operating margin at 15.2% was little changed after absorbing a restructuring charge of £1.7 million. Like for like sales were up by 1.9% in H.Samuel, while total sales were similar to those of last year due to nine net store closures and a significant increase in the number of temporary closures for refurbishment. H.Samuel sales per store increased to £0.723 million (2003/04: £0.707 million). Ernest Jones had another strong performance with like for like sales up by 4.5%, total sales increasing by 6.7% and sales per store reaching £1.150 million (2003/04: £1.101 million).

Diamond jewellery assortments were enhanced during the year and continued to perform strongly, accounting for 20% of sales in H.Samuel and 38% in Ernest Jones. The Leo Diamond range was expanded in Ernest Jones and the Forever Diamond selection is now in all H.Samuel stores. White metal jewellery also proved popular. In H.Samuel the fashion watch range was increased whilst the gift and collectibles selection continued to be rationalised. The average selling price in H.Samuel was £37 (2003/04: £35) and in Ernest Jones £141 (2003/04: £139).

The focus on diamonds requires a higher level of customer service and greater product knowledge

Index of UK growth in diamonds -v- Signet UK growth in diamonds

UK diamond sales (source: De Beers), 5 year c.a.g.r. of 7.1%.
 Signet diamond sales, 5 year c.a.g.r. of 14.6%.

by the store staff. New training practices continued to be enhanced in 2004/05 involving a weekly programme of centrally prepared material, regular feedback from supervisors and emphasis on measurable outcomes. Particular benefit from improved staff training was gained in the diamond category. During the year a new incentive scheme, which drew on the Group's US experience, was tested and will be expanded further in 2005/06.

Catalogues remain the main marketing tool, with design and distribution being strengthened during the period. The television advertising test was extended during Christmas 2004 with H.Samuel national coverage increasing to about 65% from around 40% in the prior year. Ernest Jones coverage was doubled to some 60%. It is planned to continue the trial in 2005/06. Ernest Jones' successfully launched a customer relationship marketing programme during 2004/05. Over the last five years marketing expenditure has increased at an annual compound rate of 20% and represented 3.0% of sales in 2004/05 (2003/04: 2.5%).

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Watches account for 26% of UK merchandise sales.	The Forever Diamonds range is now available in all H.Samuel stores.	Diamond jewellery accounts for 28% of UK sales.

In 2004/05 total fixed and working capital investment in the UK business was £36.3 million (2003/04: £27.5 million), a significant increase reflecting the roll-out of the new store format. At the year end, 142 stores, mostly H.Samuel, traded in the new format, accounting for about 30% of the UK division's sales over the Christmas period. There were seven Ernest Jones and two H.Samuel new store openings. 11 H.Samuel stores were closed. At the year end there were 602 stores (398 H.Samuel and 204 Ernest Jones).

Recent investment in the store portfolio is set out below:

Number of stores	2004/05	2003/04	2002/03

Store refurbishments
and relocations	81	32	42
New H.Samuel stores	2	—	4
New Ernest Jones stores	7	5	8
Store fixed capital investment	£23m	£13m	£14m

A similar pattern of store investment is planned for 2005/06 with total capital expenditure expected to be some £30 - £35 million (2003/04: £28.8 million). This reflects the continued roll-out of the new store format with about 90 stores planned to be refurbished or relocated during 2005/06, again predominantly H.Samuel.

The UK retail jewellery market is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers; management believes there are approximately 7,000 outlets in the UK.

The division's competitive advantages include its strong, well established brand names; the 17% market share it commands; the national coverage of the chains; the prime locations of stores; economies of scale in buying, marketing, training and central administration; and the capacity to contract with manufacturers to assemble products utilising directly sourced loose polished diamonds and gold, thereby delivering better value to the customer. The UK business also enjoys a competitive advantage due to its close relationship with Signet's US operations. Synergies are gained by sharing knowledge in merchandising, marketing, operations, best practice procedures and systems.

H.Samuel
The principal products in the H.Samuel merchandise mix are gold and silver jewellery (37%), watches (23%), diamond jewellery (20%) and gifts (13%).

H.Samuel store data
	2004/05	2003/04	2002/03

Number of stores:
Opened during year	2	—	4
Closed during year	(11)	(11)	(8)
Open at end of year	398	407	418
Percentage increase in
like for like sales	1.9%	3.5%	2.6%
Average retail price of
items sold(1)	£37	£35	£33

Average sales per store in
thousands (excluding VAT)(2)	£723	£707	£677

(1)	Excluding accessories, repairs and warranties.
(2)	Including only stores operated for the full financial year.

Ernest Jones
The Ernest Jones merchandise mix includes diamond jewellery (38%), watches (29%), gold and silver jewellery (27%) and gifts (2%).

Ernest Jones store data(1)
	2004/05	2003/04	2002/03

Number of stores:
Opened during year	7	5	8
Closed during year	—	—	—
Open at end of year	204	197	192
Percentage increase in
like for like sales	4.5%	8.4%	9.4%
Average retail price of
items sold(2)	£141	£139	£130
Average sales per store in
thousands (excluding VAT)(3)	£1,150	£1,101	£1,030

(1)	Including Leslie Davis stores.
(2)	Excluding accessories, repairs and warranties.
(3)	Including only stores operated for the full financial year.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	13

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UK operating review (continued)

No. 1 speciality retail jeweller

Sales of £286 million from a total of 398 stores

Major initiatives to increase diamond sales continuing

The share of diamond jewellery in the H.Samuel sales mix increased to 20% in 2004/05 from 15% five years ago. The strategy to increase sales and store productivity by focusing on the fast growing diamond category continues with a number of major multi-year initiatives still at an early stage of implementation.

The programme to enhance the diamond merchandise range continued and the selection was further expanded by increasing the carat weights and qualities available. The Forever Diamond, which has greater fire, sparkle and brilliance than an ordinarily cut diamond of similar size and quality, is now available in all H.Samuel stores.

The Signet Jewellery Academy, a staff training initiative to improve customer service, product knowledge and selling skills, entered its second year and continued to be supported by the development of mentoring skills for store and field managers.

The revised store format moved to the roll-out phase in 2004/05. It improves the interaction between the sales associate and the customer and is more suited to the sale of diamonds and fine jewellery. The merchandise is presented in low-level display cases that also act as service counters. These permit the sales associate to present an assortment of merchandise to the customer without having to move away to select additional items from window displays, thereby improving customer service and staff productivity.

The changes taking place are being communicated to H.Samuel's customers by increased marketing, for example, through television advertising.

During 2004/05 a further 78 stores were converted to the revised store format, and at 29 January 2005 119 were trading in this format. It is planned to refurbish about 70 further locations in 2005/06.

14	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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No. 1 upper middle market retail jeweller

Sales of £223 million from 204 stores

64% increase in sales per store over the last five years

Ernest Jones average sales per store is £1.150 million, and the average selling space per store is 852 square feet. This makes the chain the most productive in the Group. Over the last five years, sales per store have grown by over 60%, with the average transaction price increasing by 29% to £141.

Ernest Jones is promoted and perceived as "The diamond and watch specialist". It has exclusive distribution of the Leo Diamond range in the UK and over the last five years the proportion of diamond jewellery in the sales mix has increased from 29% to 38%. Ernest Jones also has an extensive watch selection which includes prestige brands Breitling, Cartier, Gucci, Omega, Raymond Weil, Rolex and Tag Heuer; contemporary fashion watches Calvin Klein, DKNY,

Emporio Armani and Hugo Boss; and traditional brands Rotary, Seiko and Tissot. Watches account for 29% of sales.

It is planned to increase diamond sales further. As in H.Samuel, this will be facilitated by the new comprehensive staff training programme, further development of the diamond selection, conversion of stores to a revised format and marketing programmes such as television advertising. These initiatives are designed to continue to improve store productivity.

There is potential to increase the number of Ernest Jones stores to about 225 as suitable sites and watch agencies become available.

23 Ernest Jones stores traded in the more open format at 29 January 2005 and it is planned that up to 20 more will do so by the end of 2005/06.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	15

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Financial review

Group operating margin(1)
(%)

(1)	2000/01 to 2003/04 restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’.
(2)	53 week year.

Net debt
(£m)

Operating margin and ROCE
Operating margin (operating profit to sales ratio) was 13.6% (2003/04: 13.1% restated) and ROCE was 26.5% (2003/04: 25.9% restated). Capital employed is based on the average of the monthly balance sheets and at 29 January 2005 included US in-house credit card debtors amounting to £319.0 million (31 January 2004: £292.6 million).

Group costs
Group central costs amounted to £6.6 million (2003/04: £5.7 million), the increase primarily reflecting costs associated with the new corporate governance standards in both the UK and the US as well as a net property provision of £0.4 million. In 2005/06 a further increase in Group costs is anticipated.

Net interest payable
Net interest payable and similar charges decreased to £8.6 million (2003/04: £10.4 million), the reduction being principally due to exchange translation and an increase in the net interest credit on the UK defined benefit pension scheme.

Taxation
The charge of £69.1 million (2003/04: £70.2 million restated) represents an effective tax rate of 32.9% (2003/04: 35.1%). It is anticipated that the effective tax rate will be approximately 34.0% in 2005/06.

Profit for the financial period
Profit for the year increased by 9.0% to £141.2 million (2003/04: £129.6 million restated); at constant exchange rates the increase was 16.0%.

Liquidity and capital resources
Cash generated from operating activities amounted to £172.6 million (2003/04: £203.8 million), reflecting an increase in working capital investment, primarily associated with the new store expansion. It is anticipated that in 2005/06 there will be a further rise in working capital investment due to planned store openings. Net financing costs of £9.8 million (2003/04: £11.0 million) and tax of £56.5 million (2003/04: £69.0 million) were paid. Cash flow before investing activities was £106.3 million (2003/04: £123.8 million).

Group capital expenditure was £70.5 million (2003/04: £50.9 million, £47.7 million at constant exchange rates). The level of capital expenditure was some 1.7 times (2003/04: 1.3 times) the depreciation charge of £41.3 million (2003/04: £39.3 million). Capital expenditure in 2005/06 is expected to be £80 — £90 million, most of which will be store related.

Dividends of £43.8 million (2003/04: £36.7 million) were paid in the year.

Net debt
Net debt at 29 January 2005 was £83.5 million (31 January 2004: £79.9 million, £73.9 million at constant exchange rates). Group gearing at the year end was 11.3% (31 January 2004: 11.8% restated). Excluding the facility secured on the receivables, net cash was £49.3 million (31 January 2004: £58.0 million).

Prior year adjustment
The accounting policy in respect of extended service agreements in the US was changed following an amendment to FRS 5 'Reporting the Substance of Transactions' in the form of ‘Application Note G – Revenue Recognition’. The Group now spreads the revenue arising, net of incremental costs arising, from the initial sale, in proportion to anticipated claims arising. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of this change the Group has restated prior years. Therefore the previously reported 2003/04 results now reflect a decrease in sales of £12.3 million and a reduction in profit before tax of £12.1 million. The difference of £0.2 million represents the movement in the incremental cost provision applied under the previous accounting policy. Consequently, restated profit before tax for the 52 weeks ended 31 January 2004 is £199.8 million. The effect on brought forward reserves at 31 January 2004 is a reduction of £52.7 million net of deferred tax, with shareholders' funds at 31 January 2004 therefore restated to £674.9 million. The adjustment does not affect cash flows from operations.

Differences between UK GAAP and US GAAP
A schedule of differences that have a significant effect on the consolidated net profit and shareholders' funds of the Group when prepared in accordance with the generally accepted accounting principles in the United Kingdom versus those of the United States are set out on pages 20 - 23.

International Financial Reporting Standards
An explanation of how Signet's reported performance and financial position are affected by the adoption of International Accounting Standards and IFRS can be found on pages 24 and 25.

16	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Summary Financial Statement

This Summary Financial Statement is only a summary of information in the Company's annual accounts, directors' report and directors' remuneration report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors' remuneration as would be provided by the full Annual Report & Accounts.

Members requiring more detailed information have the right to obtain, free of charge, a copy of the 2004/05 Annual Report & Accounts by contacting the Registrar, the US Depositary or the Company'secretary at the respective addresses shown on page 36.

Members wishing to receive the full Annual Report & Accounts for all future financial years may do so by contacting the Registrar at the address on page 36.

The auditors report on the 2004/05 Annual Accounts and the auditable part of the directors' remuneration report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The Annual Review and Summary Financial Statement were approved by the Board of directors' on 6 April 2005 and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

Statement of the Independent Auditors

We have examined those parts of the Summary Financial Statement set out on pages 18 to 23 and 26 to 32.

This statement is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors' and independent auditors
The directors' are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review and the Summary Financial Statement with the full annual report and accounts, directors' report and directors' remuneration report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the Summary Financial Statement is consistent with the full annual report and accounts, directors' report and directors' remuneration report of Signet Group plc for the 52 weeks ended 29 January 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London
6 April 2005

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	17

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Summary Financial Statement (continued)

Consolidated profit and loss account
for the 52 weeks ended 29 January 2005

		52 weeks ended		52 weeks ended		52 weeks ended
		29 January 2005		31 January 2004		1 February 2003
				as restated(1)		as restated(1)
		£m		£m		£m

	Sales	1,614.4		1,604.9		1,593.6
	Cost of sales	(1,329.6)		(1,330.7)		(1,331.2)

	Gross profit	284.8		274.2		262.4
	Administrative expenses	(65.9)		(64.0)		(62.5)

	Operating profit	218.9		210.2		199.9
	Net interest payable and similar charges	(8.6)		(10.4)		(14.0)

	Profit on ordinary activities before taxation	210.3		199.8		185.9
	Tax on profit on ordinary activities	(69.1)		(70.2)		(65.7)

	Profit for the financial period	141.2		129.6		120.2
	Dividends	(52.0)		(43.2)		(36.1)

	Retained profit attributable to shareholders	89.2		86.4		84.1

Earnings per share	– basic	8.2	p	7.5	p	7.0	p
	– diluted	8.1	p	7.5	p	7.0	p

Summary consolidated balance sheet
 at 29 January 2005

	29 January 2005	31 January 2004
		as restated(1)
	£m	£m

Fixed assets	242.0	219.6

Current assets:
Stocks	578.3	541.5
Debtors(2)	375.3	365.2
Cash at bank and in hand	102.4	128.0

	1,056.0	1,034.7
Creditors: amounts falling due within one year	(351.6)	(365.6)

Net current assets(2)	704.4	669.1

Total assets less current liabilities	946.4	888.7
Creditors: amounts falling due after more than one year	(200.2)	(208.6)
Provisions for liabilities and charges: other provisions	(5.8)	(6.4)
Pension (liability)/asset	(1.3)	1.2

Total net assets	739.1	674.9

Capital and reserves – equity	739.1	674.9

(1)	Restated for the implementation of the amendment to FRS 5, 'Application Note G – Revenue Recognition' (see page 16).
(2)	Debtors and net current assets include amounts recoverable after more than one year of £4.3 million (2004: £26.9 million).

18	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Summary consolidated cash flow statement
for the 52 weeks ended 29 January 2005

	52 weeks ended	52 weeks ended	52 weeks ended
	29 January 2005	31 January 2004	1 February 2003
	£m	£m	£m

Net cash inflow from operating activities	172.6	203.8	182.2
Net cash outflow from returns on investments and servicing of finance	(9.8)	(11.0)	(16.5)
Taxation paid	(56.5)	(69.0)	(57.3)
Net cash outflow from capital expenditure	(70.3)	(50.7)	(48.2)
Equity dividends paid	(43.8)	(36.7)	(30.8)
Proceeds from issue of shares	7.3	6.3	4.3
Purchase of shares by ESOT	(9.5)	—	—

Change in net debt resulting from cash flows	(10.0)	42.7	33.7
Translation difference	6.4	17.5	27.9

Movement in net debt in the period	(3.6)	60.2	61.6
Opening net debt	(79.9)	(140.1)	(201.7)

Closing net debt	(83.5)	(79.9)	(140.1)

Segment information

	2005	2004	2003
	£m	£m	£m

Sales by origin and destination(1):
UK	514.4	501.0	473.6
US	1,100.0	1,103.9	1,120.0

	1,614.4	1,604.9	1,593.6

Operating profit(1):
UK – Trading	78.2	76.6	64.7
– Group central costs(2)	(6.6)	(5.7)	(6.0)

	71.6	70.9	58.7
US	147.3	139.3	141.2

	218.9	210.2	199.9

Net assets(1)(3):
UK	222.9	209.9	126.2
US	599.7	544.9	641.5
Net debt	(83.5)	(79.9)	(140.1)

	739.1	674.9	627.6

(1)	2004 and 2003 restated for the implementation of the amendment to FRS 5, 'Application Note G – Revenue Recognition’ (see page 16).
(2)	Group central costs for 2005 include a charge of £0.4 million relating to a property provision (2004: £nil; 2003: £0.5 million).
(3)	Net debt has been excluded from the two operating segments.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	19

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Summary Financial Statement (continued)

Reconciliation of UK to US GAAP

The Group’s consolidated accounts are prepared in accordance with the generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). Differences that have a significant effect on the consolidated net profit and shareholders' funds of the Group are set out below. While this is not a comprehensive summary of all the differences between UK and US GAAP other differences would not have a significant effect on the consolidated net profit or shareholders' funds of the Group. In accordance with best practice the differences have been shown as gross of tax with the related taxation shown separately. A discussion of the material differences between UK and US GAAP is set out in the 2004/05 Annual Report and is summarised below.

Effect on profit for the financial period of differences between UK and US GAAP

	52 weeks ended		52 weeks ended		52 weeks ended
	29 January 2005		31 January 2004		1 February 2003
			as restated		as restated
	£m		£m		£m

Profit for the financial period in accordance with UK GAAP(1)	141.2		129.6		120.2

US GAAP adjustments:
Goodwill amortisation	1.0		1.1		1.2
Sale and leaseback transactions	1.0		0.8		0.8
Pensions	(0.9)		(1.9)		(0.5)
Leases	(3.5)		(3.5)		(3.4)
Depreciation of properties	—		—		0.2
Stock compensation	(3.9)		0.7		1.3

US GAAP adjustments before taxation	(6.3)		(2.8)		(0.4)
Taxation	2.6		0.6		(0.3)

US GAAP adjustments after taxation	(3.7)		(2.2)		(0.7)

Retained profit attributable to shareholders in accordance with US GAAP	137.5		127.4		119.5

Earnings per ADS in accordance with US GAAP — basic	79.4	p	74.1	p	69.9	p
— diluted	79.1	p	73.6	p	69.2	p

Weighted average number of ADSs outstanding (million) — basic	173.2		171.8		171.1
— diluted	173.8		173.1		171.2

(1)	2004 and 2003 restated under UK GAAP for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see page 16).

Summary of material differences

1. Recognition of lease expense
US GAAP requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the profit and loss account on a straight line basis over the lease term, including any construction period or other rental holidays. Such clauses are more commonly found in US leases. This will generally result in an acceleration of lease expenses from the later to the earlier years of the lease term. Under UK GAAP predetermined rent increases are recognised when they fall due, reflecting that these are generally intended to compensate for the expected cost of inflation and are equivalent to UK periodic rent reviews.

2. Stock compensation
Under UK GAAP, options granted to employees by the Group to subscribe for the Group's shares where the exercise price of the option is linked to performance, do not result in any compensation costs being recorded by the Group if the stated exercise price is equal to, or in excess of, the fair value of the underlying shares at the date of grant. US GAAP requires that for such options the amount by which the fair value exceeds the exercise price measured using terms the employee is most likely to receive, based upon facts available each period over the vesting period, shall be expensed through the profit and loss account. For other options US GAAP requires that a cost must be recognised at the grant date to the extent that the fair value is greater than the exercise price. Under UK GAAP a cost need not be recognised for all-employee share option schemes where the fair value is greater than the exercise price.

20	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Effect on shareholders' funds of differences between UK and US GAAP

	29 January 2005	31 January 2004	1 February 2003
		as restated	as restated
	£m	£m	£m

Shareholders' funds in accordance with UK GAAP(1)	739.1	674.9	627.6

US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	476.8	490.5	531.2
Adjustment to goodwill	(56.1)	(58.2)	(64.5)
Accumulated goodwill amortisation	(145.0)	(149.9)	(162.6)
Sale and leaseback transactions	(7.9)	(8.9)	(9.7)
Pensions	28.2	21.5	12.0
Depreciation of properties	(2.5)	(2.5)	(2.5)
Leases	(17.9)	(14.9)	(12.9)
Revaluation of properties	(4.3)	(3.1)	(3.1)
Dividends	45.0	37.3	30.8

US GAAP adjustments before taxation	316.3	311.8	318.7
Taxation	0.6	1.8	1.2

US GAAP adjustments after taxation	316.9	313.6	319.9

Shareholders' funds in accordance with US GAAP(2)	1,056.0	988.5	947.5

Shareholders' funds in accordance with US GAAP at beginning of period	988.5	947.5	978.2
Net income in accordance with US GAAP	137.5	127.4	119.5
(Purchase)/issue of shares, net	(3.1)	4.9	3.8
Increase/(decrease) in additional paid-in capital	2.5	(0.5)	(0.8)
Dividends paid	(44.3)	(36.7)	(30.8)
Other comprehensive income(3)	1.4	17.3	(15.7)
Translation differences	(26.5)	(71.4)	(106.7)

Shareholders' funds in accordance with US GAAP at end of period	1,056.0	988.5	947.5

(1)	2004 and 2003 restated under UK GAAP for the implementation of the amendment to FRS 5, 'Application Note G – Revenue Recognition' (see page 16).
(2)	Debtors recoverable after more than one year of £4.3 million as at 29 January 2005 and £26.9 million as at 31 January 2004, would be classified as non-current under US GAAP.
(3)	Other comprehensive income relates only to the Group's defined benefit pension scheme.

3. Goodwill adjustment
Under UK GAAP, in respect of acquisitions since 1 February 1998, goodwill is amortised by equal annual instalments over its estimated useful life, normally 20 years, and impairment reviews are carried out annually. Prior to 1 February 1998 in the Group's consolidated accounts prepared under UK GAAP, goodwill arising on the acquisition of a subsidiary was written off to reserves in the consolidated balance sheet in the year that the acquisition was made. Under US GAAP, such goodwill was capitalised and amortised through the consolidated profit and loss account over its estimated useful life. With effect from 3 February 2002 US GAAP requires that the goodwill is tested annually for impairment in lieu of amortisation.

4. Dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends are given effect only in the period in which they are formally approved.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	21

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Summary Financial Statement (continued)

Reconciliation of UK to US GAAP (continued)

Prior year adjustments
The Group has identified two errors in its US GAAP reconciliation relating to revenue recognition attributable to extended service agreements in the US and lease accounting for predetermined rent increases which are commonly found in the US. The US GAAP reconciliation for prior years has been restated as the cumulative effect on shareholders' funds of these changes, if taken in 2004/05, would have been material. The impact on retained profit attributable to shareholders', earnings per ADS and shareholders' funds is as follows:

Impact on profit attributable to shareholders'

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

Retained profit attributable to shareholders' in accordance with US GAAP – as previously reported	135.0	128.3
Revenue recognition – net of tax	(5.4)	(6.7)
Lease accounting – net of tax	(2.2)	(2.1)

As restated	127.4	119.5

Impact on earnings per ADS – basic
	pence	pence

As previously reported	78.6	75.0
Effect of restatement	(4.5)	(5.1)

As restated	74.1	69.9

Impact on earnings per ADS – diluted
	pence	pence

As previously reported	78.0	74.3
Effect of restatement	(4.4)	(5.1)

As restated	73.6	69.2

Impact on shareholders' funds
	£m	£m

As previously reported	1,034.8	995.3
Effect of restatement	(46.3)	(47.8)

As restated	988.5	947.5

22	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Revenue recognition
The Group has corrected its accounting policy to spread the revenue arising from extended service agreements in the US in proportion to anticipated claims arising, net of incremental costs arising from the initial sale. Previously the revenue from such agreements was recognised immediately on a proportion of contracts where analysis of past experience showed no claim or cost arose, and deferred the balance of revenue over the estimated period of future claims. As a consequence of this change and the change in accounting policy for UK GAAP (see page 16), the previously reported 2003/04 and 2002/03 US GAAP adjustments are restated as follows:

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

UK GAAP prior period adjustment	(12.1)	(14.1)
US GAAP adjustment – as previously reported	3.5	3.5

	(8.6)	(10.6)
Tax	3.2	3.9

US GAAP adjustment – as restated	(5.4)	(6.7)

Impact on profit and loss account US GAAP differences
	£m	£m

As previously reported – before tax	(3.5)	(3.5)
Adjustment required – before tax	3.5	3.5

As restated – before tax	—	—

The policies applied under UK and US GAAP are now consistent and no future GAAP differences are expected to arise. There is no impact on cash flow.

Lease accounting
Following the letter by the Securities and Exchange Commission on 7 February 2005 to the American Institute of Certified Public Accountants, the Group has reviewed its lease accounting policy and corrected it for predetermined rent increases and any construction period or other rental holidays. For operating leases that include clauses in respect of predetermined rent increases, it is required that those rents are charged to the profit and loss account on a straight line basis over the lease term. Also, inducements to enter into a lease are required to be recognised over the lease term. Previously, predetermined lease increases were recognised when they fell due and lease inducements were recognised over the period to the next rent review. As a result, the previously reported 2003/04 and 2002/03 US GAAP adjustments are restated to reflect a reduction in US GAAP retained earnings attributable to shareholders' of £2.2 million (£3.5 million before tax) and £2.1 million (£3.4 million before tax) respectively. There is no impact on cash flow.

Impact on profit and loss account US GAAP differences

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

As previously reported – before tax	—	—
Adjustment required – before tax	(3.5)	(3.4)

As restated – before tax	(3.5)	(3.4)

The Group did not amend its previously filed Annual Report on Form 20-F or its Form 6-K containing interim financial information, and the financial statements and related financial information contained in those reports should no longer be relied upon.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	23

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Summary Financial Statement (continued)

International Financial Reporting Standards

Signet currently prepares its primary financial statements under UK GAAP. For financial years commencing on or after 1 January 2005 the Group is required to report in accordance with International Accounting Standards (“IAS”) and IFRS as adopted by the European Union. Therefore Signet will in future prepare its results under IFRS, commencing with the 13 weeks to 30 April 2005. That announcement will contain comparative information for the year ended 29 January 2005 prepared under IFRS, which may continue to be revised and be subject to new interpretations. Based on current expectations of the standards that the Group will need to adopt, an overview of the principal changes from UK GAAP to IFRS to the accounts for the year ended 29 January 2005 is set out below.

Overview of impact in 2004/05
	UK GAAP £m	IFRS £m

Sales	1,614.4	1,606.1
Operating profit	218.9	212.5
Profit on ordinary activities before tax	210.3	203.9
Profit for the financial period	141.2	134.8
Earnings per share	8.2p	7.8p
Net assets	739.1	769.2

The most significant elements contributing to the change in financial information are:

•	the inclusion of a charge for share-based payments,
•	the cessation of goodwill amortisation,
•	the timing of dividend recognition,
•	the disclosures relating to taxation,
•	the treatment of leases, and
•	revenue recognition.

These changes have no impact on the Group’s historical or future net cash flow, the timing of cash received or the timing of payments.

Transitional arrangements
The rules for the first time adoption of IFRS are set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards”. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies in their transition to reporting under IFRS. Where Signet has taken advantage of the exemptions they are noted below.

Changes in accounting policies

IFRS 2 Share-based payments
In accordance with IFRS 2, Signet has recognised a charge to income in respect of the fair value of outstanding employee share options. The fair value has been calculated using the binomial options valuation model and is charged to income over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used. The operating profit impact in 2004/05 is a charge of £3.9 million.

IFRS 3 Business combinations
IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. Under the transitional arrangements Signet will apply IFRS 3 prospectively from the transition date. As a result, all prior business combination accounting is frozen at the transition date of 31 January 2004, and the value of goodwill is frozen, subject to exchange rate movements, at £16.8 million with amortisation previously reported under UK GAAP for 2004/05 of £1.0 million not charged for IFRS presentation.

IAS 10 Proposed dividend
Under IAS 10 a dividend is not provided for until it is approved. As a result net assets are increased by the value of the final dividend which is £45.5 million.

IAS 12 Income tax
The application of IAS 12 results in the separate disclosure of deferred tax assets and liabilities on the Group’s balance sheet. Opening balance sheet adjustments will be made to reclassify these assets and liabilities.

IAS 17 Leasing
IAS 17 requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the profit and loss account on a straight line basis over the lease term, including any construction period or other rental holidays. Such lease clauses are commonly found in the US and will result in an acceleration of lease charges for accounting purposes from the later to the earlier years of the lease term. In addition, Standard Interpretations Committee (“SIC”) 15 requires inducements to enter into a lease to be recognised over the lease term rather than over the period to the next rent review as under UK GAAP.

24	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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These result in an additional charge to the profit and loss account of £3.5 million and a decrease of £17.9 million in net assets before deferred tax. There is no impact on cash flows.

IAS 18 Revenue recognition
IAS 18 requires that revenue is only recognised when all significant risks of ownership have been transferred to the buyer. There is no impact on profit before tax for 2004/05 although net assets are reduced by £6.0 million, before deferred tax.

There are a number of other presentational changes that do not have an impact on the profit or net assets of the Group. Insurance income and voucher promotions in the US and only the commission element of warranty sales in the UK, will be recognised in sales. Interest receivable from the US in-house credit programme will be classified as other operating income.

IAS 32 and 39 Financial instruments
The Group has taken the exemption not to restate comparatives for IAS 32 'Financial Instruments: Disclosure and Presentation and IAS 39 ‘Financial Instruments: Recognition and Measurement'. As a result, the comparative information in the 2005/06 accounts will be presented on the existing UK GAAP basis. IAS 32 and IAS 39 will apply from the start of the financial year ending 28 January 2006. The Group intends to apply the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

Reconciliation of UK GAAP sales and profit before tax to IFRS sales and profit before tax for the 52 weeks ended 29 January 2005			Reconciliation of UK GAAP net assets to IFRS net assets at 29 January 2005
	Sales £m	Profit before taxation £m		Net assets £m

As reported in accordance with UK GAAP	1,614.4	210.3	As reported in accordance with UK GAAP	739.1

Principal accounting adjustments:			Principal adjustments:
Share-based payments	—	(3.9)	Share-based payments	—
Goodwill amortisation	—	1.0	Goodwill amortisation	1.0
Leases	—	(3.5)	Leases	(17.9)
			Revenue recognition	(6.0)
Principal presentational adjustments:			Deferred taxation	7.5
US insurance income	10.4	—
Voucher promotions	(12.0)	—	Dividend recognition	45.5
UK warranty sales	(6.7)	—

Proposed reporting in accordance with IFRS	1,606.1	203.9	Proposed reporting in accordance with IFRS	769.2

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	25

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Summary Financial Statement (continued)

Summary directors’ report

Corporate governance
The Board considers that the Group complied with the Combined Code and with “Internal Control: Guidance for Directors on the Combined Code” (“the Turnbull guidance”) throughout the year and up to the date of approval of the Annual Report & Accounts.

A reconciliation between Signet’s corporate governance practices and those required by the NYSE are detailed on the corporate web site.

Business review
A review of performance during the year and likely future developments in the Group's businesses are included on pages 2-16 and form part of this Summary directors' report.

Dividend
The amount recommended to be paid by way of final dividend is set out in the Chairman's statement on page 3. The proposed final dividend is to be paid on 8 July 2005 to those shareholders on the register of members on 10 June 2005.

Directors
James McAdam CBE, 74, Chairman, appointed in 1992. He was also Group Chief Executive from 1992 until March 2000. From 31 March 2001, while continuing as Chairman, he ceased to be a full-time executive. Mr. McAdam is the non-executive Chairman of Bisley Office Equipment Company Limited, Chairman of the British Clothing Industry Association Limited and Chairman of the British Apparel & Textile Confederation; he devotes approximately 25% of his time to these latter roles. Mr. McAdam has indicated his intention to retire from the board no later than at the conclusion of the annual general meeting in 2006.

Robert Anderson, 46, appointed in April 2005 (after completion of the period under review). He was appointed Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group, Mr. Anderson had worked at Marks & Spencer Plc for 19 years, latterly as Business Unit Director.

Robert Blanchard*, 60, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He is a non-executive director of Bandag Inc. and is a non-executive director of Best Buy Co. Inc. although he has indicated his intention to retire from that board in June 2005.

Walker Boyd, 52, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK

division. Mr. Boyd was appointed a non-executive director of WH Smith PLC in March 2004 but resigned in January 2005 in order to meet good corporate governance requirements on the appointment of Robert Walker as Chairman of WH Smith PLC.

Terry Burman, 59, appointed Group Chief Executive in 2000. He is also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Dale Hilpert*, 62, appointed in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. (formerly the Venator Group, Inc.) which he joined as President and Chief Operating Officer in 1995.

Brook Land*, 56, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro Nathanson. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. Mr. Land was nominated as the senior independent director of Signet in June 2002.

Robert Walker*, 60, appointed in November 2004. He was Group Chief Executive of Severn Trent plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble. He is non-executive Chairman of WH Smith PLC and Williams Lea Group Limited and a non-executive director of Wolseley Plc. He is also an adviser to Cinven.

Russell Walls*, 61, appointed in 2002. He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003. Mr. Walls is the senior independent director of Stagecoach Group plc and a non-executive director of Aviva plc. He is a Fellow of the Association of Chartered Certified Accountants.

* Non-executive directors, all of whom satisfied the definitions of independence in the revised Combined Code and are viewed as independent by the Board.

Committees
Remuneration Robert Blanchard (Chairman), Russell Walls, Brook Land (until 1 March 2005) and Robert Walker (from 1 March 2005).

Audit Russell Walls (Chairman), Dale Hilpert and Brook Land.

Nomination Brook Land (Chairman), Robert Blanchard and James McAdam.

26	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Summary directors’ remuneration report

Information in sections and figures marked ß have been audited.

1. Remuneration policy
The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders and employees. After careful consideration during 2002/03, the Remuneration Committee formally adopted a set of six principles. Following a further review by the Remuneration Committee in early 2005 these principles remain unaltered and they are set out below:

(i)	Signet’s primary business objective is to deliver results which should consistently out-perform the average of the industry sector.

(ii)	It is recognised that to consistently deliver above industry average performance Signet will need to retain, and where necessary attract, executives of well above industry-average ability and leadership potential.

(iii)	It is also recognised that retaining, and where necessary recruiting, senior executives of this calibre will require that the Group provide above industry-average total remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on current surveys of relevant companies appropriate to the executive's position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual executive), potential (i.e. the executive's potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing disproportionately according to: a) the level of performance achieved, and b) the seniority of the executives and their ability to influence results. Excluding pension contributions, the provision of a company car and private health insurance, there should be only one element of guaranteed remuneration; base salary. The performance related portion of total remuneration should reward short term and long term performance separately, with the potential level of payment being heavily weighted in favour of the latter. Short term achievement should be recognised through the annual bonus plan with long term achievement being rewarded through executive share option awards and participation in long term incentive plans.

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that some 70% of Signet’s sales and profits are generated in the US and that significant differences in remuneration practices exist between the US and the UK, separate surveys will be conducted in each country.

Details of share option plans, long term incentive plans and service contracts are set out below:

(a) Share option plan
The Remuneration Committee believes that an executive share option plan is an appropriate part of the total remuneration package necessary to execute the remuneration principles, and that a well constructed plan forms an important element in motivating executives to deliver the long term performance needed to generate strong returns to shareholders.

The performance condition for executive option grants made under the 2003 plans is that the annual rate of compound growth in earnings per share be more than 3% above inflation. Performance will be measured over three years, and may then be measured from the start point to the end of the fourth and fifth year if not previously satisfied.

It is the policy of the Remuneration Committee that all employees, including directors, who satisfy certain qualifying conditions should have the opportunity to participate in the equity of the Company through a savings related share option plan, and annual invitations are normally made. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

(b) Long term incentive plan (“LTIP”)
The Remuneration Committee believes that, in addition to the provision of share options, it is appropriate to operate an LTIP to encourage executive directors, senior members of the divisional executive management committees and certain other senior executives with a similar level of responsibility, to meet long term strategic and financial objectives set by the Board. The policy is to make annual awards subject to the general principles explained in paragraphs 1(iv) and 1(v) above. Vesting is dependent on the achievement of challenging performance conditions set by the Committee at the time the awards are made and such awards do not normally vest within three years from the date the award is granted.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	27

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Summary Financial Statement (continued)

Summary directors’ remuneration report (continued)

2000 LTIP performance criteria
	2005/06 award(1)		2004/05 award		2003/04 award		2002/03 award
	Group	UK	Group	UK	Group	UK	Group	UK

Minimum performance for any vesting:
Profit measure	Profit growth in excess of threshold inflation level
ROCE measure	22.8%	42.3%	22.2%	43.0%	21.0%	35.0%	20.5%	35.0%

Profit Growth performance measure:
Profit measure	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
ROCE measure	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%

ROCE performance measure:
Specified ROCE required	23.8%	43.3%	23.2%	44.5%	22.0%	36.5%	21.5%	37.0%

(1)	2005/06 award criteria will be reviewed after the adoption of IFRS.

Awards are subject to fulfilment of minimum performance conditions set at the time of the award as to:

•	compound annual growth in the profit before tax of the Group using a constant exchange rate or, as in the case of the Chief Executive of the UK division, the operating profit of the relevant division as appropriate (“Profit Growth”), and

•	the ROCE of the Group or relevant division as appropriate.

In each case over a fixed period of three successive financial years starting with the one in which the award was made. Nothing is payable under the award unless both minimum performance conditions are achieved. The minimum Profit Growth is set at a threshold level after taking account of inflation. The conditions were selected to ensure that awards would only vest provided that growth in profits exceeded the rate of inflation and that the business's targeted ROCE is achieved. If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•	if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, i.e. 10% at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum level of award at 15%;

•	if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned by reference to Profit Growth, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned on the basis of Profit Growth may be increased on the basis of the ROCE increase.

The table above shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement.

(c) Performance criteria
The Remuneration Committee believes that where performance criteria are used they should be:

•	easily understood,
•	able to be directly linked to the performance of the Group or relevant business unit and to be influenced by management's own actions,
•	designed to motivate management to increase profitability significantly beyond the rate of inflation,
•	designed to incentivise senior management to make efficient use of capital and to increase shareholder value,
•	equity based for long term schemes, and
•	consistent with the overall objectives of the Group.

The criteria used to measure performance are based on the results of the Group (subject to minor adjustments that are approved by the Remuneration Committee) so as to provide clarity and objectivity.

(d) Service contracts
It is the policy of the Remuneration Committee that an executive director’s contract should be a rolling contract with the period of notice to terminate the contract to be given by either side not exceeding one year and that, if it is necessary to grant a longer period of notice when recruiting from outside the Group, this should reduce to a maximum of one year after an initial period. No director has a service contract of more than one year.

(e) Early termination
The Remuneration Committee believes that the circumstances of early termination vary. Only in very exceptional circumstances will explicit terms for compensation for early termination be

28	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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included in contracts for new directors. Where no explicit compensation terms are included, departing directors or senior managers are expected to mitigate their loss within the framework of individual circumstances.

The Group Chief Executive has a rolling service contract (dated 20 December 2000) with a US subsidiary which can be terminated on one year's notice in writing by either party. The Group Finance Director has a rolling service contract (dated 14 June 1995 and amended on 15 May 2000) with the Company, which can be terminated on one year's notice in writing by either party or terminates on his 60th birthday. The Chief Executive of the UK division has a rolling service contract (dated 1 March 2003) with a UK subsidiary which can be terminated on one year's notice in writing by either party or terminates on his 65th birthday. In the case of early termination, the contract provides for salary to be paid in lieu of notice, or where notice has been given, for any balance of the notice period.

The service contracts for the Group Chief Executive and the Group Finance Director provide for termination payments in the cases of early termination by the Group or in the event of certain changes of control. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination, (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan in respect of the proportion of the fiscal year prior to the effective date of termination, and (iv) a sum equal to a variable percentage (currently 79.6%) of the cash bonus to which he would have become entitled under the annual bonus plan during the notice period. The amount of termination payments due to the Group Finance Director would equal, in summary, the aggregate of (i) his annual salary at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period.

Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme. The contracts contain confidentiality and non-competition clauses.

Directors' emoluments§
Details of directors' emoluments for the year to 29 January 2005 were as follows:

	Basic salary or fees		Benefits(1)		Short term bonuses		Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Executive(2):
James McAdam Chairman	323	296	24	23	—	—	347	319
Walker Boyd Group Finance Director	327	308	23	22	176	116	526	446
Terry Burman(3) Group Chief Executive	683	714	26	26	490	360	1,199	1,100

Non-executive:
Lee Abraham(4)	—	35	—	—	—	—	—	35
Robert Blanchard	43	38	—	—	—	—	43	38
Brook Land	44	38	—	—	—	—	44	38
Dale Hilpert	42	17	—	—	—	—	42	17
Robert Walker(5)	12	—	—	—	—	—	12	—
Russell Walls	43	38	—	—	—	—	43	38

Total	1,517	1,484	73	71	666	476	2,256	2,031

(1)	Benefits incorporate all benefits arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance.
(2)	Robert Anderson was appointed as a director on 6 April 2005 with a basic salary of £295,000. In 2004/05 his basic salary was £277,500, benefits were £32,605 and a short term bonus of £22,680 is payable. In 2003/04 his basic salary was £253,750, benefits were £29,802 and short term bonus was £198,750.
(3)	Terry Burman's emoluments are specified and paid in US dollars and an average exchange rate of US$1.86 was used (2003/04: US$1.68).
(4)	Until his retirement on 8 January 2004.
(5)	From his appointment on I November 2004.
The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	29

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Summary Financial Statement (continued)

Summary directors’ remuneration report (continued)

(f) External advisers
The Remuneration Committee draws on external professional advice on a regular basis and makes use of relevant and reliable independent market surveys. The Committee has retained Towers Perrin as advisers to assist it and they are not retained in any other capacity within the Group. In addition Herbert Smith and Weil, Gotshal & Manges (on US aspects) advised the Remuneration Committee on legal matters. These firms also provide general legal advice to Signet.

(g) Other matters
There are certain other policy matters which are the concern of the Remuneration Committee. These include base salary, annual bonus plan, pensions, companies used for comparison, and outside appointments of executive directors'.

2. Pension benefits
The Chairman does not receive any pension provision. In 2004/05 the amount paid in respect of life assurance for him in the period was £19,100ß (2003/04: £19,100ß). The Group Chief Executive is a member of the Sterling Jewelers Inc. 401(K) Retirement Savings Plan and an unfunded, unqualified deferred compensation plan. Contributions made by Signet's US division in respect of the Group Chief Executive during the period totalled £1,653ß (2003/04: £1,786ß) and £134,024ß (2003/04: £140,091ß), respectively. Under the Group pension scheme the accumulated accrued pension entitlement at 29 January 2005, which would be paid annually on retirement based on service to the end of the year and excluding any increase for inflation, was £43,452ß for Walker Boyd and £9,010ß for Robert Anderson. Supplemental payments of £45,033ß (2003/04: £41,760ß) in respect of Walker Boyd and £35,200ß (2003/04: £31,010ß) in respect of Robert Anderson were paid by the Company to a funded unapproved retirement benefit scheme. Life assurance contributions for Robert Anderson totalled £858ß (2003/04: £1,197ß) and for Walker Boyd totalled £2,582ß (2003/04: £2,508ß).

3. Directors' interests
Except as set out in tables (a), (b) and (c), or in the notes under these tables, no director nor any member of any director's immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 6 April 2005 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 nor in any right to subscribe for shares in, or debentures of, the Company.

At 1 February 2004, 31 January 2005 and 6 April 2005, according to the register kept by the Company under section 325 of the Companies Act 1985, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c).

(a) Directors' interest in share optionsß

Director	Number of shares under option

					At		Date from
	At start				29 January	Exercise	which	Expiry
	of year	Granted	Forfeited	Exercised	2005	price	exercisable	date

Robert Anderson(1)	734,162	298,122	—	(19,000)(3)	1,013,284	90.99p(2)	15.4.04 to	30.6.08 to
							1.1.08	4.4.14

Walker Boyd(1)	3,578,512	543,433	—	(1,601,702)(4)	2,520,243	73.78p(2)	10.4.02 to	30.6.08 to
							1.1.08	4.4.14

Terry Burman(1)	8,865,923	3,479,946	—	(3,320,189)(5)	9,025,680	$1.68(2)	2.5.04 to	31.1.07 to
							5.4.07	4.4.14

James McAdam	1,963,492	10,985	—	(1,094,145)(6)	880,332	50.21p(2)	10.4.02 to	30.6.08 to
							1.1.08	31.3.09

All options were granted to directors while they were directors and the performance conditions are set out on page 27.
(1)	The Remuneration Committee approved the grant of options to Terry Burman (five times salary), Walker Boyd (one and a half times salary) and Robert Anderson (one times salary) on 5 April 2005.
(2)	These are weighted averages of the exercise prices per share for the options held at the year end.
(3)	19,000 such options were excercised on 14 January 2005 when the market price was 110.00p.
(4)	1,582,702 such options were exercised on 15 June 2004 when the market price was 112.75p and 19,000 such options on 17 January 2005 when the market price was 110.00p.
(5)	3,311,519 such options were exercised on 30 March 2004 when the market price was 109.25p and 8,670 such options on 17 January 2005 when the market price was 110.00p.
(6)	1,075,145 such options were exercised on 15 June 2004 when the market price was 112.75p and 19,000 such options on 17 January 2005 when the market price was 110.00p. The aggregate amount of gains made by directors on the exercise of options during the year amounted to £4,051,882 (2003/04: £1,934,651).

30	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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As explained on pages 27-28 the value of the awards that vest under the 2000 LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient's base salary.

The Group operates the Signet Group Qualifying Employee Share Trust ("QUEST") which is currently used in connection with the Sharesave Scheme and the Signet Group Employee Share Trusts

(“ESOTs”). Robert Anderson, Walker Boyd, Terry Burman and James McAdam, at 31 January 2004, 29 January 2005 and 6 April 2005, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the QUEST and the ESOTs. No director had been granted any specific interest in such shares other than options held by them under a savings related share option scheme.

(b) Directors' interests in LTIPsß

		Awards subject to				Awards where the performance
		performance conditions				conditions have been satisfied(1)

										Option		Cash and		Cash and		Expiry of
		Cash		Option		Cash		Option		portion		options total		options		award or
	Date of	portion		portion		portion		portion		(current		current		total		vested
	award	(grant value)	(2)	(number)	(2)	(grant value)	(3)	(number)	(3)	value)	(4)	value	(4)(5)	vested	(6)	option
Director		£				£				£		£		£

Robert Anderson(7)
2001/02 award(8)	4.5.01	—		—		—		—		—		—		67,004		3.5.11
2002/03 award(8)	26.4.02	—		—		28,000		23,140		26,554		54,554		—		25.4.12
2003/04 award(8)	30.4.03	70,000		83,832		—		—		—		166,197		—		—	(9)
2004/05 award	5.4.04	70,000		62,222		—		—		—		141,400		—		—	(9)

Awards at end of year		140,000		146,054		28,000		23,140		26,554		362,151		67,004

Walker Boyd(7)
2001/02 award(8)	4.5.01	—		—		—		—		—		—		165,384		3.5.11
2002/03 award(8)	26.4.02	—		—		82,500		68,182		78,239		160,739		—		25.4.12
2003/04 award(8)	30.4.03	82,500		98,802		—		—		—		195,875		—		—	(9)
2004/05 award	5.4.04	82,500		73,333		—		—		—		166,650		—		—	(9)

Awards at end of year		165,000		172,135		82,500		68,182		78,239		523,264		165,384

Terry Burman(7)
2001/02 award(8)	4.5.01	—		—		—		—		—		—		600,761		3.5.11
2002/03 award(8)	26.4.02	—		—		238,856		254,485		292,022		530,878		—		25.4.12
2003/04 award(8)	30.4.03	238,856		335,403		—		—		—		623,731		—		—	(9)
2004/05 award	5.4.04	238,856		217,903		—		—		—		488,901		—		—	(9)

Awards at end of year		477,712		533,306		238,856		254,485		292,022		1,643,510		600,761

All grants were made to directors while they were directors, apart from Robert Anderson who was appointed on 6 April 2005, and the performance conditions relating to the awards are set out on pages 27-28.
(1)	In respect of the 2002/03 awards the Group performance achieved was a three year compound annual growth in profit before tax of 15% per annum. The UK division performance achieved was a three year compound annual growth in operating profit of 11.7% and a three year average ROCE of 44.3%. This resulted in 100% of the award vesting for the Group Chief Executive, 100% for the Group Finance Director and 100% for the Chief Executive of the UK division.
(2)	Assumes maximum performance conditions are satisfied and is calculated using salary at 28 February 2005, a share price at the time of grant in 2003 of 83.5p and in 2004 of 112.5p and in the case of Terry Burman an exchange rate of $1.88.
(3)	Calculated using salary at 28 February 2005 and a share price at the time of grant in 2002 of 121p. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.
(4)	Calculated using share price as at 6 April 2005 of 114.75p.
(5)	Cash portion plus option portion value at 6 April 2005. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.
(6)	Vesting took place on 15 April 2004 and the cash portion was worth £26,500, £65,410 and £206,794 respectively for Robert Anderson, Walker Boyd and Terry Burman. The option interest was over 35,452 shares for Robert Anderson, 87,505 shares for Walker Boyd and 344,829 shares for Terry Burman and are included in the table of directors' interests in share options on page 30. The share price on the day of vesting was 114.25p. For Terry Burman an exchange rate of $1.79 was used.
(7)	The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 70% of salary at vesting) and both Walker Boyd and Robert Anderson (maximum of 50% of salary at vesting) on 5 April 2005.
(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	31

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Summary Financial Statement (continued)

Summary directors’ remuneration report (continued)

(c) Directors' interests in sharesß

	Number of shares

	At start	At end	At 6 April
Director	of year	of year	2005

Robert Anderson(1)	—	19,000	19,000
Robert Blanchard	6,360	6,360	6,360
Walker Boyd	433,495	452,495	452,495
Terry Burman	460,866	710,601	710,601
Dale Hilpert	—	20,000	20,000
Brook Land	25,000	25,000	25,000
James McAdam(2)	242,088	261,088	261,088
Robert Walker	—	—	—
Russell Walls	4,000	4,000	4,000

(1)	Appointed as a director 6 April 2005.
(2)	22,000 of those shares held were, at each date, held by Mr. McAdam's wife in trust for their grandchildren and, while Mr. McAdam is taken to have an interest in them for Companies Act purposes, neither he nor his wife has a beneficial interest in them.

The Company's register of directors' interests, which is open to inspection at the registered office, contains full details of directors' shareholdings and share options.

4. Share price
The middle market price of a Signet share on the London Stock Exchange was 109.75p on 29 January 2005 and was 94.5p on 31 January 2004. During the 52 weeks ended 29 January 2005, the middle market prices on the London Stock Exchange ranged between a low of 93.75p and a high of 119.75p. On 6 April 2005 the middle market price was 114.75p.

Five year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE 350 (excluding investment trusts) comparison based on 30 trading day average values.

5. Total shareholder return ("TSR")
The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 29 January 2000 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis below (right), is the Group's performance compared to the FTSE general retail sector.

Five year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE general retailers index comparison based on 30 trading day average values.

Signet Group plc	FTSE 350 (excluding investment trusts)

Signet Group plc	FTSE general retailers

32	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as at constant exchange rates throughout this document. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period, earnings per share and net debt at constant exchange rates, including reconciliation to the Group's GAAP results, is analysed below.

								2003/04		Growth
					Growth	Impact of		at constant		at constant
	2004/05		2003/04		at actual	exchange rate		exchange rates		exchange rates
			as restated	(1)	exchange rates	movement		(non-GAAP)		(non-GAAP)
	£m		£m		%	£m		£m		%

Sales by origin and destination:
UK	514.4		501.0		2.7	—		501.0		2.7
US	1,100.0		1,103.9		(0.4)	(106.8)		997.1		10.3

	1,614.4		1,604.9		0.6	(106.8)		1,498.1		7.8

Operating profit:
UK — Trading	78.2		76.6		2.1	—		76.6		2.1
— Group central costs	(6.6)		(5.7)		n/a	—		(5.7)		n/a

	71.6		70.9		1.0	—		70.9		1.0
US	147.3		139.3		5.7	(13.5)		125.8		17.1

	218.9		210.2		4.1	(13.5)		196.7		11.3

Profit before tax	210.3		199.8		5.3	(12.2)		187.6		12.1

Profit for the financial period	141.2		129.6		9.0	(7.8)		121.8		16.0

Earnings per share	8.2	p	7.5	p	9.3	(0.4	)p	7.1	p	15.5

			Impact of	At constant
	29 January	31 January	exchange rate	exchange rates
	2005	2004	movement	(non-GAAP)
	£m	£m	£m	£m

Net debt	(83.5)	(79.9)	6.0	(73.9)

(1)	2003/04 restated for the implementation of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see page 16).

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	33

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Five year financial summary

	2004/05	2003/04	2002/03	2001/02		2000/01
		as restated (1)	as restated (1)	as restated	(1)(2)	as restated (1)
	£m	£m	£m	£m		£m

Sales	1,614.4	1,604.9	1,593.6	1,562.4		1,373.3

Operating profit	218.9	210.2	199.9	183.4		163.8
Net interest payable	(8.6)	(10.4)	(14.0)	(15.0)		(12.7)

Profit before tax	210.3	199.8	185.9	168.4		151.1
Taxation	(69.1)	(70.2)	(65.7)	(57.9)		(48.4)

Profit for the period	141.2	129.6	120.2	110.5		102.7

Earnings per share(3)	8.2p	7.5p	7.0p	6.5p		6.1p
Dividend per share	3.000p	2.501p	2.110p	1.789p		1.625p

Capital expenditure	70.5	50.9	49.5	59.8		56.2
Investment in fixed and working capital	159.1	97.7	105.0	113.2		137.2
Depreciation and amortisation	42.3	40.4	37.8	34.7		30.6
Net debt	83.5	79.9	140.1	201.7		229.1
Shareholders funds (as restated)	739.1	674.9	627.6	634.4		544.5

Gearing(4)	11.3%	11.8%	22.3%	31.8%		42.1%
Return on capital employed(5)	26.5%	25.9%	25.0%	23.7%		25.8%

Number of stores at end of period:
US	1,156	1,103	1,050	1,025		999
UK	602	604	610	606		605
Percentage increase in like for like sales:
US	6%	5%	5%	1%		6%
UK	3%	6%	5%	9%		9%
Average sales per store £ 000s:(6)
US	976	1,028	1,074	1,095		1,078
UK	866	824	747	735		665
Number of employees (full-time equivalents)	15,145	14,502	14,160	13,525		12,520

(1)	2000/01 to 2003/04 restated for the implementation of the amendment to FRS 5, 'Application Note G — Revenue Recognition' (see page 16).
(2)	53 week year. The impact of the additional week on sales was £22.4 million, operating profit £4.0 million, net interest payable £0.4 million and profit before tax £3.6 million.
(3)	Profit attributable to shareholders divided by the weighted average number of shares in issue.
(4)	Net debt as a percentage of shareholders' funds.
(5)	Operating profit divided by monthly average capital employed.
(6)	Including only stores operated for the full financial period.

34	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Shareholder information

Substantial shareholdings notified to the Company at 6 April 2005

	Number of	Percentage of
	shares	issued shares

The Capital Group Companies, Inc.(1)	225,130,421	12.97
Harris Associates L.P.	104,581,400	6.03
FMR Corp. and Fidelity International Limited	103,753,777	5.98
Aviva plc and Morley Fund Management Limited	54,066,150	3.12
Lloyds TSB Group Plc	54,062,844	3.11
Legal & General Investment Management Limited	53,017,838	3.10

(1)	Includes interest of Capital International Limited in 203,773,985 of such shares, notified on their behalf by the Capital Group Companies, Inc.

Estimated geographic breakdown of the management of
shareholdings at 6 April 2005

Corporate web site
Further information about the Group including the Annual and Interim Reports, public announcements and share price data is available in electronic format from the Group's corporate web site at www.signetgroupplc.com.

Corporate social responsibility
Signet is committed to managing the social, ethical and environmental risks and responsibilities facing the Group. In 2004/05 the focus was on enhancing the procedures connected with the Kimberley Process (which regulates the trade in rough diamonds), improving the Group's environmental management systems and reviewing its communications with stakeholders (see www.signetgroupplc.com for details).

Unsolicited mail
As the Company's share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
FREEPOST 22
London W1E 7EZ

Annual general meeting
The annual general meeting is to be held at 11.00 a.m. on 10 June 2005 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	35

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Shareholder information (continued)

UK shareholders
Enquiries concerning the following matters should be
addressed to:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Telephone (overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com
www.capitaregistrars.com

•	Dividend payments
•	Dividend mandate instructions
•	Dividend reinvestment plan
•	Loss of share certificates
•	Notification of change of address or name
•	Transfer of shares to another person
•	Amalgamation of shareholdings: if you receive more than one copy of the Annual Review, you may wish to amalgamate your accounts on the share register.

Registered office
Zenith House
The Hyde
London NW9 6EW
Telephone: 0870 909 0301

Investor Relations Director
Timothy Jackson
Telephone: 0870 909 0301
email: tim.jackson@signet.co.uk

Group Company Secretary
Mark Jenkins
Telephone: 0870 909 0301
email: mark.jenkins@signet.co.uk

US shareholders
The Company is subject to the regulations of the United States Securities and Exchange Commission ("SEC") as they apply to foreign private issuers, and will file with the SEC its Annual Report on Form 20-F and other information as required. American Depositary Shares ("ADSs") each representing 10 Ordinary Shares of the Company are listed on the New York Stock Exchange (NYSE) (symbol: SIG). The ADSs are evidenced by American Depositary Receipts ("ADRs") issued pursuant to an Amended and Restated Deposit Agreement, dated 23 September 2004, and made between the Company, Deutsche Bank Trust Company Americas, as depositary (the "Depositary") and the holders from time to time of the ADRs. Prior to 18 October 2004 the ratio of shares per ADS had been 30:1 and prior to 4 September 1997 the ratio of shares per ADS had been 3:1.

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential tax treatment. The legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this US legislation to their particular circumstances.

Any enquiries, including those to do with change of address, dividend payments or to obtain a full Annual Report & Accounts and Form 20-F in the US, should be addressed to:
Deutsche Bank Trust Company Americas
85 Challenger Road
Ridgefield Park
New Jersey 07660
USA

Telephone: toll-free from US: +1 866 249 2593 www.adr.db.com

36	Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005

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Forward-looking statements

The Company desires to take advantage of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review. All statements, other than statements of historical fact, included in this document are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects", "intends", "anticipates", "estimates", "may", "forecast", "objective", "plan" or "target", and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's Annual Report & Accounts for the year ended 29 January 2005. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

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Signet Group plc Annual Review and Summary Financial Statement year ended 29 January 2005	37

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